Drinker Biddle & Reath LLP
One Logan Square
Suite 2000
Philadelphia, PA 19103
(215) 988-2700 (Phone)
(215) 988-2757 (Facsimile)
www.drinkerbiddle.com

August 16, 2011

VIA EDGAR TRANSMISSION

Mr. Edward Bartz
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Paramount Access Fund (the “Feeder Fund”) (File No. 811-22579);
Paramount Institutional Access Fund (the “Master Fund”) (File No. 811-22580)
(together, the “Funds” or the “Registrant”)

Dear Mr. Bartz:

Set forth below are our responses to your written comments dated August 5, 2011, on the Funds’ Registration Statements on Form N-2 under the Investment Company Act of 1940, as amended (the “1940 Act”) (together, the “Registration Statements”).  Page references are to the Feeder Fund’s Registration Statement as filed with the Securities and Exchange Commission (the “Commission”) on July 8, 2011.  Capitalized terms not otherwise defined herein have the meaning set forth in the Registration Statements.  For your reference, we have copied the specific request language from your letter.

Prospectus

Fund Fees and Expenses (Page 2)

1.      In the table of fees and expenses, the second line item under the heading "Unitholder Transaction Fees" provides for a Maximum Early Repurchase Fee of 5.00%. Please explain to us how charging this fee is consistent with Rule 13e-4(f)(8)(ii) under the Securities Exchange Act of 1934, which requires that all shareholders in a tender offer be paid the highest consideration paid to any other shareholder.

RESPONSE: The Registrant has determined to reduce the maximum early repurchase fee to 2.00%.  The Registrant believes that such an early repurchase fee does not violate Rule 13e-4(f)(8)(ii).  The early repurchase fee will be reimbursed to the applicable Fund and will help offset the transaction costs associated with early tenders by Unitholders.  Such a repurchase fee is consistent with the practices of many similarly structured registrants.

2.         The table provides a heading for "Estimated Annual Expenses (as a percentage of net assets attributable to Common Units)," under which are several line items for various expense categories. Since the Feeder Fund's management fees and fund servicing fees are not estimated, please change the caption to "Annual Expenses (as a percentage of net assets attributable to Common Units)." See Item 3.1 of Form N-2.

RESPONSE: The Registrant will make the suggested change.

3.      Footnote (3) to the table states that Unitholders bear an "indirect share" of the management fee. Please revise disclosure in the footnote to clarify that the Master Fund's 1.00% management fee is borne by Unitholders.

RESPONSE: The Registrant will make the suggested change.

4.      The second line item below the heading "Estimated Annual Expenses (as a percentage of net assets attributable to Common Units)" discloses a Fund Servicing Fee of 1.00%, and footnote (4) to the table states that the Fund pays Paramount Access Advisors, LLC ("PAA") for fund services in accordance with a fund servicing agreement. Please delete the line item in the table for "Fund Servicing Fees," and combine the amount of this fee with the amount shown in the line item for "Management Fees" into one amount for "Management Fees." Alternatively, please include the amount of this fee in "Other Expenses." See Instruction 7.a to Item 3 of Form N-2. Also, please revise the footnotes as necessary.

RESPONSE: The Registrant will make the suggested change and will include the 1.00% Fund Servicing Fee payable to Paramount Access Advisors, LLC in the calculation of the “Other Expenses” line item in the table.  The Registrant will disclose this amount in the corresponding footnote to the “Other Expenses” line item in the table.

Summary of Terms — The Fund (Page 5)

5.      The second paragraph discloses that the Master Fund currently intends to invest the majority of its assets in Crystal Capital Fund Series, LLC, a feeder fund, which in turn intends to invest all or part of its assets in Crystal Capital Master Fund, LLC. Based on a review of filings on Form D, we understand that Crystal Capital Fund Series, LLC, is excluded from regulation as an investment company under Section 3(c)(7) of the Investment Company Act of 1940 (the "1940 Act"). Rule 2a51-3 under the 1940 Act provides that a company shall not be deemed to be a qualified purchaser if it was formed for the specific purpose of acquiring the securities offered by a company excluded from the definition of investment company by Section 3(c)(7). Please explain to us why the Master Fund should be deemed to be a qualified purchaser in light of Rule 2a51-3.

RESPONSE: The determination of whether an entity is formed for the specific purpose of investing in a Section 3(c)(7) fund (and, therefore whether the 3(c)(7) fund would have to “look through” the entity pursuant to Rule 2a51-3) depends upon an analysis of all of the surrounding facts and circumstances.  For the reasons set forth below, the Registrant believes that Rule 2a51-3 should not require a look through in this case.

First, the Registrant notes that the Master Fund will invest in at least three separate series of Crystal Capital Fund Series, LLC.  It is the Registrant’s view that each of these series should represent a separate investment for purposes of Rule 2a51-3.  Because less than 40% of the Registrant’s assets will be invested in any one series, based upon SEC staff guidance, the presumption should be that 2a51-3 should not require a look through.  The Registrant notes that Crystal Capital Fund Series, LLC is a Delaware “series” LLC, with each series segregated pursuant to Section 18-215 of the Delaware Limited Liability Company Act.  The profits, losses and liabilities of each series are segregated pursuant to state law from those of each other series, and each series is treated as a separate partnership for tax purposes.  Each series will also have its own distinct portfolio of investments.  While the Registrant is not aware of any SEC staff guidance directly addressing the issue at hand, the Registrant notes that the staff has taken the position that separate legal series, such as those in the Crystal Capital Fund Series, LLC, can be treated as separate funds for 3(c)(1) and/or 3(c)(7) purposes.  See Washington Capital Management, Inc., SEC No-Action Letter, Sept. 25, 2006.  The staff’s reasoning in the Washington Capital letter should be equally applicable here.  This position is also supported by disclosure in the Crystal Series Fund Series, LLC’s private placement memorandum, which discloses that each of the fund’s series are segregated and each series is separately treated as either a 3(c)(1) or 3(c)(7) fund.  Additionally, as described in the Registration Statement, the Master Fund has the ability to (and intends to over time) make direct investments (and indirect investments through fund of funds other than Crystal Series) in Investment Vehicles and securities outside of the Crystal Series.

While, for the reasons described above, the Registrant does not believe that the Crystal Series should have to look through the Registrant for purposes of Section 2(a)(51), the Registrant believes that it is equally important for the Commission to understand that the Crystal Series is not being used in any way to do something that the Master Fund could not do directly.  None of the Crystal Series in which the Master Fund will invest may use any form of leverage that could not be used by the Master Fund (in fact, there is no intention for there to be any leverage at the Master Fund or Crystal Series level), and there will be no performance based compensation paid at the Crystal Series level.  The structure is being used for operational reasons and not to subvert any law.  The Master Fund invests in the Crystal Series for the following purposes, among others, (i) to gain access to quality managers the Investment Manger seeks to include in the Master Fund’s portfolio, and (ii) to aggregate underlying manager performance, investment and tax reporting.  For these reasons, the Registrant does not believe that the structure raises any Section 48(a) concerns.

6.      Please explain to us which entity's financial statements the shareholders of the Fund will be provided. Specifically, will Fund shareholders receive the financial statements of the Master Fund, Crystal Capital Fund Series, LLC, or Crystal Capital Master Fund, LLC?

RESPONSE: Unitholders in the Funds will be provided the financial statements of the Master Fund, which will rely on the financial statements of the Crystal Capital Master Fund, LLC.  Unitholders in the Feeder Fund and the Master Fund will receive periodic shareholder reports that include a Schedule of Investments listing the Investment Vehicles in which the Master Fund invests through its investment in the Crystal Series and the percentage of the Master Fund’s investment allocated to each Investment Vehicle.  The Registrant anticipates that its financial statements will be largely consolidated with the Crystal Series such that a Unitholder in the Fund or Master Fund will see the ultimate underlying investment in Investment Vehicles (and other financial information) similar to investment information disclosed by other registered fund of hedge funds.

7.      The second paragraph of this section states that the Master Fund intends to invest the majority of its assets in three or more "customized" series of Crystal Capital Fund Series, LLC. Please disclose how Crystal Capital Fund Series, LLC, is structured. Additionally, please disclose how the various series of Crystal Capital Fund Series, LLC, are "customized."

RESPONSE:  As stated in our response to question 5 above, Crystal Capital Fund Series, LLC is a Delaware “series” LLC, with each series segregated pursuant to Section 18-215 of the Delaware Limited Liability Company Act.   Each series is a separate pool of assets constituting, in effect, a separate fund with its own investment objective and policies. Accordingly, each series will operate as its own "fund of fund(s)" and be administered and maintained separate from the other series. Crystal Capital Fund Series, LLC series are either (i) actively managed by Crystal Capital Partners, LLC, its investment manager and managing member, or (ii) are managed directly by the investor.  In the latter case, the investment portfolio of such series will reflect the investment and liquidity objective of the investor.  The Master Fund intends to directly manage the series in which it invests, and therefore “customize” each such portfolio based on the Funds’ investment objective.

8.      The final paragraph of this section states that the Investment Manager may, in its sole discretion, invest and/or trade a portion of the Master Fund's assets in direct investments in other securities. Please describe in greater detail the Investment Manager's investment strategy, the process by which the Investment Manager will select investment vehicles, and how the Investment Manager will invest directly in other securities. Also, please disclose the number of "customized" series that will be potential investment vehicles for the Fund.

RESPONSE:  The primary investment objective of the Master Fund is to invest in third-party alternative private investment funds, discretionary accounts managed by other money managers, and other funds (including, but not limited to, U.S. or offshore unit investment trusts, open-end and closed-end mutual funds, hedge funds, private equity funds, venture capital funds, advisory accounts, real estate investment trusts, ETFs, or other private alternative or other investment funds) (collectively the “Investment Vehicles”).  The Master Fund will seek to achieve this objective by initially investing indirectly in Investment Vehicles through the Crystal Series, but also by investing directly in Investment Vehicles.  In connection with any indirect investment through the Crystal Series, the Investment Manager anticipates that the Master Fund will invest in five or more series of the Crystal Series as it builds the Master Fund’s portfolio over time.  In addition, the Master Fund may on occasion invest in direct securities investments in situations where the Investment Manager determines that it is prudent to decrease exposure to alternative assets in general, whether do to general market risk, uncertain economic events or a temporary desire to increase exposure to general market benchmarks.  In such situations, the Master Fund may invest in liquid securities such as treasuries, exchange traded funds, Standard & Poor’s depositary receipts (SPDRs), and other individual issuers.  The Investment Manager does not intend to do so frequently, as it intends to pursue the primary “fund of funds” strategy outlined in the Registration Statement, but would like to retain the discretion to do so should circumstances require.

In connection with pursuing the Master Fund’s investment strategy, the Investment Manager seeks to retain broad discretion with respect to (i) the types of underlying investment strategies in which in may invest indirectly through Investment Vehicles, and (ii) the types of investment structures comprising the Investment Vehicles.  The Investments Vehicles may opportunistically employ a variety of investment strategies including but not limited to: convertible arbitrage; emerging markets; equity market neutral; fixed income arbitrage; global macro; long/short equity; managed futures; activist; credit arbitrage; distressed securities; event driven; merger arbitrage; relative value arbitrage; and volatility. The Investment Manager may select Investment Vehicles that use one and/or more or none of the foregoing or other strategies when seeking the Master Fund’s investment objective.

With respect to implementing the Funds’ investment objective and selecting individual managers of Investment Vehicles and their related strategy, the Investment Manager considers multiple characteristics relating to each, as described below.

Investment Strategy:

●
We achieve a thorough understanding of the main strategies each manager implements and their reasons for choosing these investment tactics.  The Master Fund seeks to identify the top managers in a variety of specific hedge fund styles.  The objective is to achieve strategy diversification and low correlations between styles and managers.

●
We explore capacity issues with the managers and evaluate what, if any, effect that can have on a manager’s strategy.  We are made aware of when a manager soft or hard closes putting limits on asset flows. We also gain an understanding of how a manager would staff up to accommodate increasing asset flows.

Manager Analytics:

●
Initial screening of managers for availability for investment, minimum of a 5-year track record, assets greater than $500mm, stable long-term management teams, solid and repeatable investment processes, verifiable service provider relationships, office locations, and number of employees.

●
Our investment team goes through thorough operational, qualitative, and quantitative analysis of each underlying manager considered for investment by the Master Fund. In addition to our internal efforts, we leverage relationships with three world-class outside research providers.

●	We do performance measurements on the managers in the following areas:
Sharpe Ratio
Drawdowns
Runups
Compound annual returns
Standard deviation
Correlation coefficient
Non-ordinary behavior
Percentage of months positive
Gain/loss deviation
Sortino Ratio
Rolling peer group analysis
Factor analysis
Monthly returns
Excess volatility
Alpha generation
Market betas
Character breaks
Style drifts
Regression analysis
Relative performance
Kurtosis

Portfolio Composition:

●
Our investment team closely examines the composition of each manager’s portfolio. We look at the top holdings, geographical exposure, long or short positions, sectors, investment instruments, and hedging styles.

●
On a quarterly basis, we look at changes to the strategies and allocations within each manager’s portfolio. When any significant re-allocation takes place, the reasons for these re-allocations are thoroughly investigated and understood.

Key Personnel:

●
We gain a thorough understanding of the professional background of all decision making personnel at each firm.  We are provided with and review detailed biographies on management and key personnel on our underlying managers.

●	We track any changes to key personnel as well as significant changes in the level of internal capital.
●	Our collective due diligence team schedules on-site meetings with firm management on a quarterly basis to get a better understanding of firm personnel and operational procedures.

Risk Management:

●	We evaluate risks associated with the portfolio (i.e. leverage, concentration, counterparty selection, type of instruments)
●	On a quarterly basis, we verify that Disaster Recovery and Business Continuity plans are in place, and Disaster Recovery Committee meetings are occurring as scheduled.

Liquidity:

●	We review each funds liquidity policies and verify, based on various market conditions, how long the portfolio would take to liquidate completely.
●	We seek managers who allocate their portfolios in a way that position risk should be mitigated quickly without significant market impact, should liquidity conditions become more difficult.
●	The Master Fund only invests in managers whose liquidity schedule matches up with the liquidity constraints of our fund.

Leverage:

●	We investigate whether each fund is dependent on the use of leveraging for its success, and confirm their target leverage, relative to firm assets under management.
●	We confirm whether the amount of leverage in use is based on market cycles or trading opportunities.
●	We confirm where the leverage is sourced (i.e. repos, brokerage facility, futures, and options).

Firm Operations:

●
Through our organization, we review the organization of an underlying manager’s management company; all of its service providers; its technology and systems; and documents (i.e. audited statements) in order to evaluate non-investment type risks, before an investment is made into an Investment Vehicle.

●	We review all regulatory disciplinary disclosures relating to a manager.
●	We verify all necessary insurance coverage is being maintained by each firm.

Service Providers and Filings:

●	We closely examine the strength and reputation of the independent administrator, auditors, prime broker and custodians that our managers use.
●	We ensure that custody and/or prime brokerage of hedge fund assets handled by independent entities, that are appropriately regulated.
●	We track and review all regulatory registrations and SEC filings for each firm.

9.      Please provide a diagram detailing the Fund's operational relationships with the Master Fund, Crystal Capital Fund Series, LLC, Crystal Capital Master Fund, LLC, and the hedge funds. Also, please explain to us the reason for this complex structure.

RESPONSE:  Below is structural diagram that details the Fund’s operational relationships with the Master Fund, Crystal Capital Fund Series, LLC, Crystal Capital Master Fund, LLC and the Investment Vehicles (e.g. hedge funds).  This structure was established for the purposes detailed in our response to question 6 above.

Summary of Terms – Investment Objective (Page 6)

10.         The fourth paragraph of this section states that the Investment Manager retains the ability to decide how the Master Fund's assets in the Crystal Series are allocated among the Investment Vehicles and that the Investment Manager may actively shift the Master Fund's allocations among the Investment Vehicles. Please provide us your legal analysis explaining whether the Investment Manager should be deemed an "investment adviser" of the Crystal Series, within the meaning of Section 2(a)(20) under the 1940 Act. If the Investment Manager is deemed an investment adviser of Crystal Series, please explain to us why an investment by the Fund and Master Fund in the Crystal Series should not be deemed to be violations of Section 17(a) of the 1940 Act.

RESPONSE: Paramount Access Advisors, LLC (“PAA” or the “Investment Manager”) is the investment manager of the Master Fund.  The Master Fund and PAA will be subject to the terms of an investment management agreement whereby PAA will provide investment management services to the Master Fund.  In its capacity as the Master Fund’s investment manager, PAA makes the investment decisions for the Master Fund.  Specifically, PAA recommends the Master Fund’s allocation in Investment Vehicles (based on a number of factors) and will rebalance the allocation periodically.

The Master Fund will directly enter into agreements with the Crystal Series whereby the Master Fund will invest its assets in various series of the Crystal Series’ feeder fund, the Crystal Capital Fund Series, LLC, based on the allocation recommendations of PAA.  These agreements will be between the Master Fund and the Crystal Series.  There will be no privity of contract between PAA and the Crystal Series, and PAA will not direct its advice to the Crystal Series.  PAA is not affiliated with the Crystal Series and  provides no investment advice to the Crystal Series.  Accordingly, we believe that PAA is not an “investment adviser” of the Crystal Series within the meaning of Section 2(a)(20) under the 1940 Act.

11.         The fourth paragraph of this section describes the utilization of Investment Vehicles chosen by the Investment Manager. Please describe the various investment strategies of the components of the Investment Manager's universe of prospective Investment Vehicles.

RESPONSE: The Investments Vehicles may opportunistically employ a variety of investment strategies including but not limited to: convertible arbitrage; emerging markets; equity market neutral; fixed income arbitrage; global macro; long/short equity; managed futures; activist; credit arbitrage; distressed securities; event driven; merger arbitrage; relative value arbitrage; and volatility. The Investment Manager may select Investment Vehicles that use one and/or more or none of the foregoing or other strategies when seeking the Master Fund’s investment objective. The foregoing investment strategies are described in greater detail below and will be disclosed in the Registration Statements.

Convertible Arbitrage:
Convertible arbitrage funds typically aim to profit from the purchase of convertible securities and the subsequent shorting of the corresponding stock when there is a pricing error made in the conversion factor of the security. Managers of convertible arbitrage funds typically build long positions of convertible and other equity hybrid securities and then hedge the equity component of the long securities positions by shorting the underlying stock or options. The number of shares sold short usually reflects a delta neutral or market neutral ratio. As a result, under normal market conditions, the arbitrageur generally expects the combined position to be insensitive to fluctuations in the price of the underlying stock.

Emerging Markets:
Emerging markets funds typically invest in currencies, debt instruments, equities and other instruments of countries with "emerging" or developing markets (typically measured by GDP per capita). Such countries are considered to be in a transitional phase between developing and developed status. Examples of emerging markets include China, India, Latin America, much of Southeast Asia, parts of Eastern Europe, and parts of Africa. The strategy has a number of subsectors, including arbitrage, credit and event driven, fixed income bias, and equity bias.

Equity Market Neutral:
Equity market neutral funds typically take both long and short positions in stocks while seeking to reduce exposure to the systematic risk of the market (i.e., a beta of zero is desired). Equity market neutral funds typically seek to exploit investment opportunities unique to a specific group of stocks, while maintaining a neutral exposure to broad groups of stocks defined for example by sector, industry, market capitalization, country, or region. The strategy has a number of subsectors including statistical arbitrage, quantitative long/short, fundamental long/short and index arbitrage. Managers often apply leverage to enhance returns.

Fixed Income Arbitrage:
Fixed income arbitrage funds typically attempt to generate profits by exploiting inefficiencies and price anomalies between related fixed income securities. Funds often seek to limit volatility by hedging out exposure to the market and interest rate risk. Strategies may include leveraging long and short positions in similar fixed income securities that are related either mathematically or economically. The sector includes credit yield curve relative value trading involving interest rate swaps, government securities and futures; volatility trading involving options; and mortgage-backed securities arbitrage (the mortgage-backed market is primarily U.S.-based and over-the-counter).

Global Macro:
Global macro funds typically focus on identifying extreme price valuations and leverage is often applied on the anticipated price movements in equity, currency, interest rate and commodity markets. Managers typically employ a top-down global approach to concentrate on forecasting how political trends and global macroeconomic events affect the valuation of financial instruments. Profits can be made by correctly anticipating price movements in global markets and having the flexibility to use a broad investment mandate, with the ability to hold positions in practically any market with any instrument. These approaches may be systematic trend following models, or discretionary.

Long/Short Equity:
Long/short equity funds typically invest in both long and short sides of equity markets, generally focusing on diversifying or hedging across particular sectors, regions or market capitalizations. Managers typically have the flexibility to shift from value to growth; small to medium to large capitalization stocks; and net long to net short. Managers can also trade equity futures and options as well as equity related securities and debt or build portfolios that are more concentrated than traditional long-only equity funds.

Managed Futures:
Managed futures funds (often referred to as CTAs or Commodity Trading Advisors) typically focus on investing in listed bond, equity, commodity futures and currency markets, globally. Managers tend to employ systematic trading programs that largely rely upon historical price data and market trends. A significant amount of leverage may be employed since the strategy involves the use of futures contracts. CTAs tend not to have a particular bias towards being net long or net short any particular market.

Activist:
Activist strategies may obtain or attempt to obtain representation of the company's board of directors in an effort to impact the firm's policies or strategic direction and in some cases may advocate activities such as division or asset sales, partial or complete corporate divestiture, dividend or share buybacks, and changes in management. Strategies employ an investment process primarily focused on opportunities in equity and equity related instruments of companies which are currently or prospectively engaged in a corporate transaction, security issuance/repurchase, asset sales, division spin-off or other catalyst oriented situation. These involve both announced transactions as well as situations which pre- or post-date or situations in which no formal announcement is expected to occur. Activist strategies are distinguished from other Event Driven strategies in that, over a given market cycle, Activist strategies would expect to have greater than 50% of the portfolio in activist positions, as described.

Credit Arbitrage:
Credit Arbitrage strategies employ an investment process designed to isolate attractive opportunities in corporate fixed income securities; these include both senior and subordinated claims as well as bank debt and other outstanding obligations, structuring positions with little or no broad credit market exposure. These may also contain a limited exposure to government, sovereign, equity, convertible or other obligations but the focus of the strategy is primarily on fixed corporate obligations and other securities are held as component of positions within these structures. Managers typically employ fundamental credit analysis to evaluate the likelihood of an improvement in the issuer's creditworthiness, in most cases securities trade in liquid markets and managers are only infrequently or indirectly involved with company management. Fixed Income - Corporate strategies differ from Event Driven - Credit Arbitrage in that the former more typically involve more general market hedges which may vary in the degree to which they limit fixed income market exposure, while the latter typically involve arbitrage positions with little or no net credit market exposure, but are predicated on specific, anticipated idiosyncratic developments.

Distressed Securities:
Distressed Restructuring Strategies employ an investment process focused on corporate fixed income instruments, primarily on corporate credit instruments of companies trading at significant discounts to their value at issuance or obliged (par value) at maturity as a result of either formal bankruptcy proceeding or financial market perception of near term proceedings. Managers are typically actively involved with the management of these companies, frequently involved on creditors' committees in negotiating the exchange of securities for alternative obligations, either swaps of debt, equity or hybrid securities. Managers employ fundamental credit processes focused on valuation and asset coverage of securities of distressed firms; in most cases portfolio exposures are concentrated in instruments which are publicly traded, in some cases actively and in others under reduced liquidity but in general for which a reasonable public market exists. In contrast to special situations strategies, Distressed Strategies employ primarily debt (greater than 60%) but also may maintain related equity exposure.

Event Driven:
Event Driven Managers maintain positions in companies currently or prospectively involved in corporate transactions of a wide variety including but not limited to mergers, restructurings, financial distress, tender offers, shareholder buybacks, debt exchanges, security issuance or other capital structure adjustments. Security types can range from most senior in the capital structure to most junior or subordinated, and frequently involve additional derivative securities. Event Driven exposure includes a combination of sensitivities to equity markets, credit markets and idiosyncratic, company specific developments. Investment theses are typically predicated on fundamental characteristics (as opposed to quantitative), with the realization of the thesis predicated on a specific development exogenous to the existing capital structure.

Merger Arbitrage:
Merger Arbitrage strategies employ an investment process primarily focused on opportunities in equity and equity-related instruments of companies which are currently engaged in a corporate transaction. Merger Arbitrage involves primarily announced transactions, typically with limited or no exposure to situations which pre- or post-date or situations in which no formal announcement is expected to occur. Opportunities are frequently presented in cross border, collared and international transactions which incorporate multiple geographic regulatory institutions, with typically involve minimal exposure to corporate credits. Merger Arbitrage strategies typically have over 75% of positions in announced transactions over a given market cycle.

Relative Value Arbitrage:
Relative Value investment managers maintain positions in which the investment thesis is predicated on realization of a valuation discrepancy in the relationship between multiple securities. Managers employ a variety of fundamental and quantitative techniques to establish investment theses, and security types range broadly across equity, fixed income, derivative or other security types. Fixed income strategies are typically quantitatively driven to measure the existing relationship between instruments and, in some cases, identify attractive positions in which the risk adjusted spread between these instruments represents an attractive opportunity for the investment manager. Relative Value positions may be involved in corporate transactions also, but as opposed to Event Driven exposures, the investment thesis is predicated on realization of a pricing discrepancy between related securities, as opposed to the outcome of the corporate transaction.

Volatility:
Volatility strategies trade volatility as an asset class, employing arbitrage, directional, market neutral or a mix of types of strategies, and include exposures which can be long, short, neutral or variable to the direction of implied volatility, and can include both listed and unlisted instruments. Directional volatility strategies maintain exposure to the direction of implied volatility of a particular asset or, more generally, to the trend of implied volatility in broader asset classes. Arbitrage strategies employ an investment process designed to isolate opportunities between the price of multiple options or instruments containing implicit optionality. Volatility arbitrage positions typically maintain characteristic sensitivities to levels of implied and realized volatility, levels of interest rates and the valuation of the issuer's equity, among other more general market and idiosyncratic sensitivities.

12.        The third paragraph on page 8 states that, for purposes of the Master Fund's investment restrictions and its investment limitations under the 1940 Act, the Master Fund will not "look through" to the underlying investments in the Crystal Series or Investment Vehicles in which the Master Fund invests. Inasmuch as the Investment Manager is deciding which Investment Vehicles to invest in, please explain to us why the Master Fund will not "look through" to the assets of the Investment Vehicles.

RESPONSE: The Investment Vehicles in which the Master Fund will invest are third-party managed, unaffiliated, hedge funds.  They are portfolio securities held by the Master Fund, not controlled companies.  The Master Fund may have some limited information rights with respect to the Investment Vehicles, but will not have any rights or ability to direct the investments they make.  Additionally, those unaffiliated hedge funds are not investment companies themselves and, therefore, have no requirements to be managed in a manner consistent with the 1940 Act.  The Registrant knows of no other fund of funds (where the underlying unaffiliated funds are hedge funds or other types of funds) that has been required by the Commission to look through the funds in which it invests for purposes of the 1940 Act limitations.  Such a requirement would preclude the possibility of a 1940 Act registered fund of hedge funds.

Summary of Terms – Eligible Investors (Page 9)

13.        Disclosure in this section provides that the Fund does not intend to begin operations until the aggregate capital contributions to the Master Fund equals a minimum of $25 million. Please disclose how contributions will be handled in the interim period, including whether contributions will be held in escrow, the investment of these funds during this period, and the maximum period of time these funds will be held prior to their investment in the Master Fund. Also, please disclose whether the Fund will transact repurchases during this interim period.

RESPONSE: The Master Fund and Fund will not have an initial close and will not begin their operations until the Master Fund has aggregate capital contributions equal to $25 million.

Summary of Terms – Fees and Expenses (Page 12)

14.         The first paragraph on page 12 of the prospectus states that, "[i]n general," the Fund's financial statements will be prepared using generally accepted accounting principles ("GAAP"). Disclosure further provides that the Fund intends to amortize its organizational expenses over a sixty (60) month period because management of the Fund believes that such treatment is more equitable than expensing the entire amount of these expenses in the first year of operation, as required by GAAP. Securities and Exchange Commission regulations require that financial statements be prepared using GAAP. See Rule 4-01(a)(1) of Regulation S-X. Additionally, under GAAP, organizational expenses should be expensed as incurred. See FASB ASC 720-15. Please revise this section to provide that the Fund will comply with GAAP regarding all aspects of its financial disclosures. Also, please revise footnote (8) on page 4.

RESPONSE: The Registrant intends to expense the organizational expenses of each Fund as incurred and will expense all organizational expenses of each Fund in the first year of each Fund’s operation in accordance with GAAP.  The Registrant will revise the Registration Statements to reflect its treatment of organizational expenses as noted in this response.

Summary of Terms – Withdrawals and Redemptions; Tender Offers (Page 15)

15.         The first paragraph on page 15 states that Crystal Series and certain of the Investment Vehicles may require minimum investments or have holding periods and/or other withdrawal, redemption or tender provisions or restrictions, including lock-ups, gates, and side-pockets or designated investments. Please describe lock-ups, gates, side pockets and designated investments in plain English, as well as the risks associated with each.

RESPONSE: The Registrant will provide responsive disclosure.

Summary of Terms – Leverage (Page 17)

16.         The second paragraph of this section sets forth the limits on use of leverage for the Fund and Master Fund pursuant to Section 18(a) of the 1940 Act. The first paragraph of this section also provides that the Crystal Series may engage in leverage, but does not set forth any limitations on the use of leverage. Please explain to us why the use of leverage by the Crystal Series which exposes investors of the Fund to more leverage than permitted under Section 18(a) should not be regarded as a violation of Section 48(a) of the 1940 Act.

RESPONSE: The Crystal Series in which the Master Fund invests will not engage in leverage other than that permitted under Section 18(a), and does not presently contemplate any leverage. The Registrant will revise the Registration Statement accordingly.

Summary of Terms – Dissolution and Liquidation (Page 19)

17.         This section provides that the Fund may be dissolved upon approval of the Board without the approval of Unitholders. Paragraph 13.2 of the Amended and Restated Agreement and Declaration of Trust ("Declaration of Trust") (Exhibit (a)(2) to the registration statement) provides, however, that the Trust shall be dissolved "upon the affirmative vote to dissolve the Trust by both (a) the Trustees and (b) the holders of at least two-thirds of the outstanding Shares of the Trust." Please resolve this inconsistency. In addition, we note that Paragraph 13.2 of the Declaration of Trust also provides that the Trust shall be dissolved, among other things, upon the determination of the Investment Adviser to dissolve the Trust or upon the termination of the investment advisory agreement between the Trust and the Investment Adviser. Section 15(a)(3) of the 1940 Act expressly requires an advisory agreement to provide that the agreement may be terminated by either the Board or a vote of a majority of the outstanding voting securities on not more than sixty days' notice. This makes clear the Congressional intent that a fund is not wed to a particular adviser. Please explain to us how these provisions of the Declaration of Trust are consistent with Section 15(a)(3) of the 1940 Act.

RESPONSE: The Registrant notes that the Declarations of Trust filed with SEC are in draft form.  The Registrant will revise the final form of each Fund’s Declaration of Trust to: (i) reflect the fact that the Board may dissolve its respective Trust without the approval of the Trust’s Unitholders and (ii) delete references that the Trust may be dissolved upon the determination of the investment manager to dissolve the Trust or upon the termination of the investment advisory agreement between the Master Fund and the investment manager.

Investment Strategies and Related Risks – Risks of Investing in Commodities (Page 30)

18.         Risk of Counterparty Default. This section describes the risks and contractual remedies pertaining to counterparties to various types of derivative transactions. Please inform us whether the Fund will have any limits on the amount of exposure it may have to a particular counterparty. We may have additional comments after reviewing your response.

RESPONSE: The Fund will not have limits on the amount of exposure to any one counterparty, although the Master Fund intends to enter into derivatives transactions only through its investment in the Investment Vehicles (through its investment in various series of the Crystal Series).  Because the Master Fund intends to invest in three or more customized series of the Crystal Series, each of which will be materially different from one another, its exposure to any one counterparty as a result of an investment in an Investment Vehicle will generally be limited.

Investment Strategies and Related Risks – Debt Securities (Page 31)

19.         Disclosure in the first paragraph of this section states that the Funds may focus on fixed income securities with different credit quality characteristics, including non-investment grade securities.  Please add "junk bonds" to the description of non-investment grade securities.

RESPONSE: The Registrant will make the suggested change.

Investment Strategies and Related Risks – High Yield Debt (Page 34)

20.         Please revise the heading for this section to include the term "junk bonds."

RESPONSE: The Registrant will make the suggested change.

Investment Policies and Restrictions – Fundamental Investment Restrictions (Page 45)

21.         The third fundamental investment restriction states that the Fund shall not invest more than 25% of total assets in securities of issuers in one industry, except that the Fund and the Master Fund, through the Master Fund, may invest in Investment Vehicles that may concentrate their assets in one or more industries. In our view, although the Fund and the Master Fund may invest in Investment Vehicles that concentrate, the Fund and Master Fund may not ignore the concentration of the underlying Investment Vehicles when determining whether the Fund and Master Fund are in compliance with their own concentration policies. For example, in our view, it would be a violation of the Fund's concentration policy for the Fund to invest all its assets in Investment Vehicles that concentrate in a particular industry or group of industries. Please add disclosure indicating that the Fund and Master Fund will consider the concentration of underlying Investment Vehicles when determining compliance with their concentration policies.

RESPONSE: The Registrant will provide responsive disclosure.

Fees and Expenses (Page 51)

22.         The fourth paragraph of this section, captioned "Investor Servicing Fees," provides that the Fund will pay investor servicing fees to certain brokers, dealers and other financial intermediaries. The fifth paragraph of this section, captioned "Sales of Fund Shares," provides that the Investment Manager and the Fund may make payments to sellers of Common Units in the Fund. Please inform us whether payments of investor servicing fees or payments for sales of Fund shares will be made to FINRA members. If so, please inform us whether the Fund's registration statement will be reviewed by FINRA.

RESPONSE: The Registrant notes that payments of investor servicing fees and payments for sales of Fund shares may be made to FINRA members.  The Funds do not intend to file the Registration Statements with FINRA.  The Registrant notes that the Funds will offer the Common Units in a private placement and that the Common Units will not be publicly offered and will not register their Common Units under the Securities Act of 1933, as amended.  The Registrant knows of no authority under which FINRA is required to review registration statements of nonpublic offerings that are not issued by registered broker dealers.  FINRA Rule 5122 (Private Placements of Securities Issued by Members) requires that securities issued by a FINRA member or a “control entity” must, among other things, file with FINRA the offering document related to the securities and use at least 85% of the offering proceeds for business purposes.  FINRA Rule 5122 currently applies only to FINRA members (i.e., registered broker dealers) and their control entities (a control entity is defined in the rule as an “entity that controls or is under common control with a member, or that is controlled by a member or its associated persons”).  Because the Registrant is neither a FINRA member, nor a control entity of one, current Rule 5122 would not require the Registration Statement to be filed with FINRA.  While FINRA has proposed amendments to Rule 5122 that would, if adopted, apply the requirements of the rule to a broader group of persons, the proposed amendments have not been adopted into law.

Statement of Additional Information

Item 18.  Management (Page 2)

23.        We notice that much of the information for this section will be filed by amendment. Please ensure that the amendment includes the information required by Item 18 of Form N-2, particularly as concerns the leadership structure of the Board, and why it has been determined that the leadership structure is appropriate; the Board's role in risk oversight; a brief discussion of the specific experience, qualifications, attributes or skills of each individual director that led to the conclusion that the individual should serve as a director of the Fund; and any directorships held by each director during the past five years. See Item 18 of Form N-2.

RESPONSE: The Registrant will include the information required by Item 18 of Form N-2 in any amendments to the Registration Statements.

The Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Registration Statements. The Registrant further acknowledges that staff comments or changes to disclosure in response to staff comments on the Registration Statements may not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Registration Statements. The Registrant further acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any party under the federal securities laws of the United States of America.

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (215) 988-2972 or, in my absence, to Joshua B. Deringer at (215) 988-2959.

Very truly yours,

/s/ Joseph B. Andolina
Joseph B. Andolina

cc:	Michael S. Minces
Joshua B. Deringer